UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 7, 2015

Philippine Long Distance Telephone Company ———————————————————————————————————
(Translation of registrant’s name into English)

Ramon Cojuangco Building Makati Avenue, Makati City Philippines
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Copies of the disclosure letters that we filed today with the Securities and
Exchange Commission and the Philippine Stock Exchange regarding the following matters:

1. Acceptance of the resignation of Mr. Setsuya Kimura as a director of
Philippine Long Distance Telephone Company (the “Company”), effective immediately;

2. Election of Mr. Tadashi Miyashita as a director of the Company to hold office effective immediately and for the unexpired term of his predecessor in office,
Mr. Setsuya Kimura;

3. Appointment of Mr. Tadashi Miyashita as member of the Governance and
Nomination, Executive Compensation, Technology Strategy and Risk Committees, and
as Advisor of the Audit Committee;

4. Appointment of Ms. Marisa V. Conde as Vice President – Financial Planning,
effective May 16, 2015; and

5. Approval of the Risk Committee Charter and  appointment of Chairman and
Members of the said Committee.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Philippine Long Distance Telephone Company

Date: 07/07/2015	By:	Ma. Lourdes C. RAusa-Chan
	Name:	Ma. Lourdes C. RAusa-Chan
	Title:	SVP & Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description

99	Copies of the disclosure letters that we filed today with the Securities and Exchange Commission and the Philippine Stock Exchange.